UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 3

Under the Securities and Exchange Act of 1934

Zivo Bioscience, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

98978N 101
(CUSIP Number)

April 16, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this is filed: [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98978N 101		Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Christopher D. Maggiore

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,414,451 shares

	6	SHARED VOTING POWER 7,586,622 shares

	7	SOLE DISPOSITIVE POWER 27,414,451 shares

	8	SHARED DISPOSITIVE POWER 7,586,622 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,001,073

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.7%

12	TYPE OF REPORTING PERSON IN

Item 1(a)

The name of the issuer is Zivo Bioscience, Inc.

Item 1(b)

The address of the Issuer's principal executive offices is: 2804 Orchard Lake Rd., Keego Harbor, Michigan 48320

Tel. Number: (248) 452 9866

Item 2(a)

The name of reporting person is: Christopher D. Maggiore

Item 2(b)

The residence address of the Reporting Person is: 4788 Nobles Pond Dr. NW, Canton, OH 44718

Item 2(c)

The citizenship of the reporting Person is: USA

Item 2(d)

The title of the class of securities is: Common Stock, $0.001 par value

Item 2(e)

The CUSIP Number of the securities is: 98978N 101

Item 3

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4

Ownership:

The Reporting Person is the beneficial owner of 35,001,073 shares, representing 22.7% of the class of securities.

The Reporting Person has:

(i) sole power to vote or to direct the vote of: 27,414,451 shares

(ii) shared power to vote or to direct the vote of: 7,586,622 shares

(iii) sole power to dispose or to direct the disposition of: 27,414,451 shares

(iv) shared power to dispose or to direct the disposition of: 7,586,622 shares

Item 5

Ownership of Five Percent or Less of Class: Not Applicable

3

Item 6

Ownership of More than Five Percent on Behalf of another Person: Not Applicable

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8

Identification and Classification of Members of the Group: Not Applicable

Item 9

Notice of Dissolution of Group: Not Applicable

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2019

Date

/s/ Christopher D. Maggiore

Signature

Christopher D. Maggiore

Name